

Build wealth
like you came from it

Long-term investing for your long-term assets

The world's largest long-term investors don't invest in just stocks and bonds. Now we're bringing their approach to your retirement and long-term investment accounts. The Institutional Investment Strategy Fund ("Fund") is an SEC-registered closed end fund, operating as an interval fund, making institutional, endowment-style investing available to everyone.

Alternative and traditional assets in every share

Every share of the Fund is designed to give you a broadly allocated portfolio, with investments in private equity, venture capital, private credit, special situations, real estate, public equities, and fixed income. We give you access to top alternative asset managers by investing with firms like Carlyle, Blue Owl, Golub, and Hamilton Lane[1].



Private Equity 19%		**Fixed Income** 14%	
Public Equities 45%		**Special Situations** 5%	
Private Credit 9%		**Real Assets** 8%	

Institutional Investment Strategy Fund asset allocation as of January 15, 2025

Actively managed by an experienced CIO

The Fund is managed by our Chief Investment Officer, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios for large institutions. Wendy and team are constantly evaluating asset allocation, manager selection, and investment strategy to be responsive to changes in the market.



Available to everyone

Historically, this kind of endowment-style portfolio was available only to institutional and ultra-wealthy investors. We're changing that. With just a $1,000 minimum investment, no accreditation requirements, and simple 1099 tax reporting, we want every investor to have the opportunity to build more long-term wealth.

Lower fees

By pooling the buying power of our investors, the Fund is able to deliver a portfolio with the potential for lower overall fees. For example, when investing in registered funds, we purchase institutional share classes, which bear no sales loads and typically offer lower fees than what's available to individual investors.

Direct indexing included

The Fund invests in public equities using direct indexing. By buying individual stocks of the S&P 500, rather than investing in an ETF, we are able to tax-harvest losses at the individual equity level. We can pair these losses with gains from other parts of the portfolio, which can improve after-tax returns.

Regular liquidity windows

Traditionally, investing in alternative assets like private equity or venture capital required you to lock up your money for as long as 10 years (or more!). While the Fund is designed for long-term buy-and-hold investors, it does offer quarterly repurchase windows that allow investors to sell shares.

Total Returns Since Inception	Net Asset Value Per Share	Fund Inception Date
10.2%	$10.85	3/5/24

Monthly Returns (net of fees)

Mar*	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2024†
2.10%	-1.76%	2.19%	1.17%	1.35%	1.14%	1.60%	0.00%	2.96%	-0.87%	10.2%

*Partial month
† Inception through December 31, 2024

Data as of January 1, 2025

FUND DETAILS

Fund Name	Institutional Investment Strategy Fund
Structure	SEC-registered closed-end interval fund
Fees²	*Founder Class*: 0.75% *Investor Class*: 1.00%
Minimum Investment	*Founder Class*: $10,000 (taxable accounts) $1,000 (IRA accounts) *Investor Class*: $1,000
Redemption	Quarterly, up to 5% of outstanding shares
Custodian	Fifth Third Bank
Fund Administrator	MUFG Investor Services

¹ Managers of underlying fund holdings as of January 1, 2025. Fund holdings are subject to change.
² Includes management and shareholder servicing fees.

